111 South Wacker Drive Chicago, IL 60606 Telephone: 312-443-0700 Fax: 312-443-0336 www.lockelord.com

October 18, 2013

VIA EDGAR SUBMISSION AND

OVERNIGHT DELIVERY

United States Securities and Exchange Commission

Division of Corporate Finance

Mail Stop 4720

100 F. Street, N.E.

Washington, D.C. 20549

Attn: Daniel Greenspan

Re:	National General Holdings Corp.

Amendment No. 2 to Registration Statement on Form S-1

Filed October 18, 2013

File No. 333-190454

Dear Mr. Greenspan:

National General Holdings Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission Amendment No. 2 (the “Amended Registration Statement”) to the Registration Statement on Form S-1 initially filed August 7, 2013, as amended by Amendment No. 1, filed September 24, 2013.

On behalf of the Company, we are writing to respond to the comments raised in the Staff’s letter to the Company dated October 8, 2013. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amended Registration Statement are enclosed, and have been marked to show changes from Amendment No. 1 to the Company’s Registration Statement on Form S-1, as filed on September 24, 2013. References to page numbers in our responses are to page numbers of the Amended Registration Statement. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amended Registration Statement.

Securities and Exchange Commission

October 18, 2013

General

1.	Please note that any comments on your request for confidential treatment for Exhibit 10.18 will be provided under separate cover. Please be aware that all confidential treatment issues must be resolved before we will consider a request for acceleration of the registration statement.

Response: Comment noted.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Income Taxes, page 54

2.	We acknowledge the revisions to your disclosure in the first paragraph on page 55 in response to comment 32. Please tell us why it is appropriate to net the use of a deferred tax liability against the amortization expense associated with the intangible asset related to your equalization reserves and reference for us the authoritative literature you rely upon to support your position. In your response tell us why the change in a deferred tax liability is not recorded in deferred tax expense or benefit as required by ASC 740-10-30-4.

Response: Supplementally, the Company notes that as discussed in the risk factor on page 25 entitled “We may be subject to taxes on our Luxembourg affiliates’ equalization reserves,” under laws currently in effect, Luxembourg allows equalization reserves to be deducted from income for purposes of determining income tax due under Luxembourg tax law. However, if the Luxembourg reinsurance company were to cease operations or reinsuring business without exhausting the equalization reserves, it would recognize income that would be taxed by Luxembourg at a rate of approximately 30%. The Company believes that through intercompany reinsurance arrangements it has the ability to cede business to the Luxembourg reinsurance company that is sufficient to either maintain or exhaust the reinsurance company’s equalization reserves. Conceptually, a deferred tax liability represents the increase in taxes payable in future years as a result of temporary differences at the end of the current year. However, in this case if the business ceded through the intercompany reinsurance transactions results in losses, it reduces the equalization reserves thereby reducing the potential tax liability, but it does not generate any offsetting current income tax expense because of Luxembourg tax laws. This creates a mismatch which leads the Company to conclude that it is inappropriate to record such changes through deferred tax expense as there is no corresponding current tax paid or accrued on Luxembourg tax returns. Absent this payment of tax, recording the reduction of deferred tax liability through the income tax provision would make the effective tax rate disclosure misleading. Therefore, we believe that reducing the general and administrative expense is a preferable presentation.

Securities and Exchange Commission

October 18, 2013

Investment Portfolio, page 68

3.	Your gross unrealized losses increased significantly from December 31, 2012 to June 30, 2013. Please revise your disclosure to clarify whether this increase resulted from fluctuations in market interest rates and/or other temporary market conditions as opposed to fundamental changes in the credit quality of the issuers of your investment securities.

Response: The disclosure on page 68 has been revised to clarify that the increase in gross unrealized losses over this period resulted from fluctuations in market interest rates.

Business

P&C Segment

Affinity Distribution Channel, page 90

4.	We note your response to our prior comment 36. Please expand your disclosure to also include the parties’ rights and obligations. Also, we note that marketing fees under the agreement appear to be paid as a percentage of direct premiums written for your different products. Notwithstanding your request for confidential treatment of the fees due under the agreement, please expand your disclosure to provide a range of the fees within a ten percent range (e.g. single digits, teens, twenties, etc…) for direct written premiums for your different products.

Response: The disclosure on page 91 has been expanded in response to this comment.

Statutory Accounting Principles, page 106

5.	Please refer to your responses to comments 32 and 43. Please explain why you did not disclose a difference between statutory accounting principles and U.S. GAAP regarding the equalization reserves that you state that are not recognized under U.S. GAAP and revise your disclosure as appropriate.

Response: In response to this comment, the Company has updated its disclosure on page 107 to include an explanation of the differences between statutory accounting principles and U.S. GAAP regarding the equalization reserves.

Securities and Exchange Commission

October 18, 2013

Code of Business Conduct and Ethics, page 117

6.	We note your response to our prior comment 50. However, we also note that the disclosure under this section was not revised to provide the information in your response. Please revise your disclosure in this section to state that a copy of your code of business conduct is available on your website and provide your web address.

Response: The disclosure on page 117 has been revised to state that the Company will make its code of business conduct and ethics available on its website prior to the effectiveness of the registration statement.

Annual Consolidated Audited Financial Statements

Consolidated Balance Sheets, page F-2

7.	Please review your total Liabilities and Stockholders’ Equity at December 31, 2012 so that it properly adds your total liabilities and total equity and balances with your total assets.

Response: The total Liabilities and Stockholders’ Equity at December 31, 2012 on page F-2 has been corrected.

Notes to Consolidated Financial Statements

Note 2: Accounting Policies

(f) Ceding Commission Revenue, page F-8

8.	The guidance you reference in response to comment 58 does not address whether ceding commission should be reported in revenues or netted against the deferred acquisition costs incurred on the policies ceded. As requested in the previous comment and to provide a specific example, please tell us why it is appropriate to include $188.9 million of these commissions in revenue in 2012 instead of reflecting these commissions as reductions in the expenses section of your statements of income.

Response: Ceding Commission Revenue is a contractually negotiated rate recognized over the terms of the policies reinsured. This rate includes reimbursement for the Company’s acquisition and other underwriting costs, general and administrative costs and a sliding scale adjustment based on the Company’s current estimate of subject losses. As such, the Company believes it is not appropriate to record the ceding commission revenue solely as a reduction of acquisition and other underwriting costs. In addition, the Company has noted other issuers (Ticker Symbols: FRF, KINS and TWGP) treating the ceding commission income in a similar manner.

Securities and Exchange Commission

October 18, 2013

(g) Service and Fee Income, page F-8

9.	In your policy disclosure added in response to comment 56 you indicate that you recognize all service and fee income when the services are provided or collected. Please revise your disclosure to clarify how collection impacts your recognition. In this regard, it is unclear whether you recognize revenue if it is collected prior to the service being provided, or why collection may not be reasonably assured requiring you to defer recognition until it is collected.

Response: In response to this comment, the service and fee income recognition policy disclosure on pages 46, 49 and F-8 has been revised to clarify that service and fee income is recognized when the services are provided. Collection does not impact recognition, and therefore references to “as collected” have been deleted in order to remove any ambiguity from the accounting policy footnote.

Note 5: Equity Investments Unconsolidated Subsidiaries, page F-26

10.	Please revise your disclosure added in response to comment 59 to indicate how you, Tiger and AMT assess the reasonableness of the life expectancy and discount rate inputs in the valuation of the life settlement contract investments.

Response: In response to this comment, the Company has revised the disclosure on pages F-28 and F-82 and F-83 to indicate how the LSC Entities assess the reasonableness of the life expectancy and discount rate inputs in the valuation of the life settlement contract investments.

Note 7: Goodwill and Intangible Assets, Net, page F-36

11.	We acknowledge your responses to comments 63 and 64. As previously requested, please revise your disclosure, here or in MD&A, to clearly indicate that you accelerated the amortization of your computer software and your GMAC Insurance brand name asset and the resulting impact of these accelerations. Otherwise, please tell us where you made these disclosures in your filing.

Response: In response to this comment, the Company has revised the disclosure on page 56 to describe the acceleration of the amortization and the related impacts.

Securities and Exchange Commission

October 18, 2013

Note 10: Income Taxes, page F-38

12.	We acknowledge your response to comment 26. Please address the following additional comments:

•	Please clarify for us the impact of deferred acquisition costs under statutory accounting principles on your book and tax accounting for the commutation agreement with a subsidiary of GMAC. In this regard, you now disclose on page 107 that policy acquisition costs are expensed when incurred for statutory accounting.

•	Please explain why the difference you identify is not a temporary difference. In this regard, notwithstanding the commutation, it appears that any tax asset associated with deferred acquisition costs would be amortized as tax deductions to a zero balance, ultimately eliminating the difference between the book and tax basis of this asset over time.

•	Please explain to us how you accounted for the tax attributes associated with the intangible asset under ASC 944-805-30-1b associated with your acquisition of GMAC Insurance Holdings, Inc. In this regard, it appears that at least a component of the premiums to be earned on polices existing at the acquisition date would be designed to cover policy acquisition costs that would not be capitalized under ASC 944-805-30-1a.

Response: In response to this comment, the Company supplementally notes as follows. Acquisition and other underwriting costs for property and casualty insurance companies are accounted for in the same manner under statutory accounting principles (“SAP”) and U.S. Federal income tax law. Under SAP, these costs are recognized as an expense when incurred and for Federal income tax purposes such costs are deductible when incurred and paid. As such, under SAP there is no deferred tax asset or liability for a temporary book to tax difference related to acquisition and other underwriting costs. Under U.S. GAAP, the insurance company acquisition and other underwriting costs are capitalized and amortized over the life of the underlying insurance policies, which creates a taxable temporary difference between U.S. GAAP and income tax basis. At the acquisition date there is no deferred acquisition cost asset (DAC) under U.S. GAAP in accordance with ASC 944-805-30-1. Accordingly, there is neither a deferred tax asset nor a deferred tax liability related to DAC at the acquisition date. As new acquisition costs are capitalized post-acquisition for U.S. GAAP, these costs are deducted currently for income tax purposes. Accordingly, the Company establishes a deferred tax liability on the balance sheet related to DAC post acquisition date. This deferred tax liability is released as deferred tax benefit in the income statement in proportion to the amortization of DAC.

Securities and Exchange Commission

October 18, 2013

The Company’s acquisition of 100% of GMAC Insurance Holdings, Inc.’s (“GMAC”) U.S. consumer property and casualty insurance business effective March 1, 2010, included entering into a commutation agreement with a subsidiary of GMAC. Under this agreement, the Company assumed various insurance assets and liabilities that included, among others, acquisition costs, loss reserves, and unearned premiums. As mentioned in the previous paragraph, under SAP, the Company recognized the acquisition cost as an expense immediately and also received a tax deduction for this amount for the U.S. Federal income tax purposes. Under U.S. GAAP, in accordance with ASC 944-805-30-1, the Company did not establish DAC or any associated deferred tax liability at the acquisition date. This created a one-time permanent book to tax difference which is reflected as a reconciling item in the 2010 rate reconciliation and the tax provision. Also in accordance with ASC 944-805-30-1, the Company recorded the fair value of unearned premiums at the acquisition date with a corresponding deferred tax asset at the acquisition date. This deferred tax asset was released as deferred tax expense in the income statement in proportion to the premiums earned over the policy period.

13.	Please revise your disclosure to clarify what the foreign technical reserves represent. Based on your response to comments 31, 32 and 64 it appears that this amount relates to your equalization reserves in Luxembourg. To the extent applicable, also, please clarify that your technical reserves intangible asset disclosed in Note 7 on page F-36 also relates to these equalization reserves.

Response: The disclosure on pages F-36, F-39 and F-89 has been revised to clarify that the references to technical reserves refer to the equalization reserves.

Should you have any questions pertaining to this filing, please call the undersigned at (312) 443-1773.

Sincerely,

LOCKE LORD LLP

/s/ J. Brett Pritchard

J. Brett Pritchard

cc: Jeffrey Weissmann, Esq.